Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended March 31,

	2006	2005

Net income available for common shareholders	$6,440,133	$5,766,723

Weighted average common shares outstanding	18,783,299	19,163,777
Add dilutive effect of:
Stock options	562,315	656,463

Adjusted for assumed diluted computation	19,345,614	19,820,240

Basic earnings per share	$0.34	$0.30

Diluted earnings per share	$0.33	$0.29

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